UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K/A

Amendment No. 1 to Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41661

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JIN MEDICAL INTERNATIONAL LTD.
(Exact name of registrant as specified in its charter)

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No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People’s Republic of China
(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K amends the Report on Form 6-K furnished by JIN MEDICAL INTERNATIONAL LTD. (the “Company”) on June 29, 2026 (the “Original Form 6-K”) solely to (i) furnish a combined form of proxy card for the 2026 Extraordinary General Meeting of Shareholders and the meeting of the holders of Class A Ordinary Shares as Exhibit 99.4 hereto, (ii) omit the separate form of proxy card for the meeting of the holders of Class A Ordinary Shares previously furnished as Exhibit 99.2 to the Original Form 6-K, (iii) update the proxy materials to reflect that the meeting of the holders of Class A Ordinary Shares will be held at 9:00 p.m. Beijing Time on July 20, 2026 (9:00 a.m. Eastern Time on July 20, 2026), rather than on July 9, 2026, with the meeting of the holders of Class B Ordinary Shares to be held immediately following the meeting of the holders of Class A Ordinary Shares, and the 2026 Extraordinary General Meeting of Shareholders to be held immediately following the meeting of the holders of Class B Ordinary Shares, and (iv) amend the exhibit list to the Original Form 6-K accordingly.

Although the 2026 Extraordinary General Meeting of Shareholders and the meeting of the holders of Class A Ordinary Shares are separate meetings, the Company is furnishing a combined proxy card for administrative convenience. The Company is not amending, modifying or updating any other disclosure contained in the Original Form 6-K, except as expressly described in this Amendment No. 1.

The exhibits previously furnished with the Original Form 6-K, other than the separate proxy card for the meeting of the holders of Class A Ordinary Shares superseded as described above, are incorporated herein by reference.

Exhibits

Exhibit No.	Description
2.1	Form of Acquisition Agreement dated June 29, 2026 by and among, the Company and Beijing Tongsheng Technology Co., Ltd.
10.1	Form of Financial Advisory Engagement Agreement dated June 9, 2026 by and between the Company and Goldeenridge Ventures Ltd.
10.2	Form of VIE Exclusive Purchase Option Agreement (Exhibit A-1 to the Acquisition Agreement)
10.3	Form of VIE Exclusive Business Cooperation Agreement (Exhibit A-2 to the Acquisition Agreement)
10.4	Form of VIE Equity Pledge Agreement (Exhibit A-3 to the Acquisition Agreement)
10.5	Form of VIE Power of Attorney (Exhibit A-4 to the Acquisition Agreement)
10.6	Form of VIE Spouse Consent Letter (Exhibit A-5 to the Acquisition Agreement)
99.1	Notices of a Meeting of the Holders of Class A Ordinary Shares, a Meeting of the Holders of Class B Ordinary Shares and the 2026 Extraordinary General Meeting
99.2	Intentionally omitted
99.3	Form of Proxy Card for a Meeting of the Holders of Class B Ordinary Shares
99.4	Combined Form of Proxy Card for the Meeting of the Holders of Class A Ordinary Shares and the 2026 Extraordinary General Meeting
99.5	Form of Third Amended and Restated Memorandum and Articles of Association of JIN MEDICAL INTERNATIONAL LTD.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.
By:	/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer and Director

Date: June 30, 2026

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